PLURI INC.

Matam Advanced Technology Park

Building No. 5

Haifa, 3508409, Israel

May 21, 2025

Via EDGAR

Doris Stacey Gama

Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Pluri Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed March 14, 2025 File No. 001-31392

Dear Ms. Gama and Mr. Buchmiller,

The purpose of this letter is to respond to the oral comment provided to us by the staff of the U.S. Securities and Exchange Commission, regarding the above-mentioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company’s acquisition of Kokomodo Ltd., as well as the private placement transaction, were approved by the Company’s Board of Directors and were memorialized in definitive binding agreements in January 2025, prior to any interested party or director becoming an interested party or director. Therefore, the aforementioned Company transactions complied with Nasdaq Rule 5635(a). In addition, we confirmed this analysis with Nasdaq on a named basis, and Nasdaq agreed with our conclusion that the transactions were compliant with Nasdaq Rule 5635(a).

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003, or Howard Berkenblit, Esq. at (617) 338 2979, each of Sullivan & Worcester LLP.

Sincerely,

pluri INC.

By:	/s/ Liat Zalts
Chief Financial Officer